BB

BB 3/21

05039375

TES
NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66579

PROCESSED
MAR 23 2005 E
THOMSON
FINANCIAL

RECD S.E.C.
MAR 1 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 17, 2003 (inception) AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legal Name: CIMAS, LLC

~~Curran Investment Management~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl Street
(No. and Street)

Albany (City) NY (state) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Beaton 603-502-9677
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - if individual, state *last, first, middle name*)

66 State Street, Suite 200 (Address) Albany (City) NY (state) 12207 Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05
SS

OATH OR AFFIRMATION

I Deborah L. Rojas swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMAS, LLC d/b/a Curran Advisory Services as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

CRISTINA L SCHEID STATE OF NEW YORK NOTARY PUBLIC Qualified in Albany County 01SC6099460 MY COMMISSION EXPIRES SEPT. 29, 2007

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIMAS, LLC
d/b/a CURRAN ADVISORY SERVICES

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2004

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

We have audited the accompanying balance sheet of CIMAS, LLC d/b/a Curran Advisory Services as of December 31, 2004, and the related statement of operations, changes in member's equity, and cash flows for the period since inception (December 17, 2003) to December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIMAS, LLC d/b/a Curran Advisory Services as of December 31, 2004, and the results of its operations and its cash flows for the period since inception (December 17, 2003) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 25, 2005

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
BALANCE SHEET
December 31, 2004

Assets	
Current Assets	
Cash and cash equivalents	$ 264,648
Commissions receivable	1,855
Prepaid expenses	4,540
Total current assets	271,043
Total assets	$ 271,043
Liabilities and Member's Equity	
Current Liabilities	
Due to affiliate	$ 11,426
Total current liabilities	11,426
Member's equity	259,617
Total liabilities and member's equity	$ 271,043

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Inception (December 17, 2003) to December 31, 2004

Revenues:	
Commissions	$ 1,855
Interest income	703
	2,558
Expenses:	
Licenses and permits	13,048
Employee compensation and benefits	2,832
Insurance	1,984
Professional	11,014
Consulting expense	12,059
Occupancy	1,514
Custody and clearing	4,392
Travel and entertainment	1,749
Other operating expenses	1,828
	50,420
Net loss	$ (47,862)

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Inception (December 17, 2003) to December 31, 2004

	Member Interest	Accumulated Deficit	Total
Balance, December 17, 2003 (inception)	$ -	$ -	$ -
Member's contributions	307,479	-	307,479
Net loss	-	(47,862)	(47,862)
Balance, December 31, 2004	$ 307,479	$ (47,862)	$ 259,617

See notes to financial statements.

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Inception (December 17, 2003) to December 31, 2004

Cash Flows From Operating Activities	
Net loss	$ (47,862)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accounts receivable	(1,855)
Increase in prepaid expenses	(4,540)
Cash used in operating activities	(54,257)
Cash Flow From Financing Activities	
Increase in due to affiliate	11,426
Member's contributions	307,479
Cash provided by financing activities	318,905
Net increase in cash and cash equivalents	264,648
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of year	$ 264,648

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a single member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company began operations on December 13, 2004.

CIM, LLC d/b/a Curran Investment Management is an affiliate of the Company.

(b) Revenue Recognition

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2004. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Company promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Company does not maintain margin accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

NOTE 2 — RELATED PARTY TRANSACTIONS

The Company's Affiliate allocates certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. The Affiliate is reimbursed by the Company on a monthly basis. These expenses were approximately $11,400 in 2004.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 12.5% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 8 to 1 for the first twelve months of business (15 to 1 thereafter). The Rule also restricts the payment of dividends in certain cases. At December 31, 2004, the Company had net capital, as defined of approximately $154,000, which was approximately $149,000 in excess of its minimum required net capital of approximately $5,000 at December 31, 2004. The Company's ratio of aggregate indebtedness to net capital was 13.5 to 1 at December 31, 2004.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

CIMAS, LLC d/b/a CURRAN ADVISORY SERVICES

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

Net Capital	
Total member's equity qualified for net capital	$259,617
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(4,540)
CRD Account	(685)
Net capital before haircuts on securities positions	254,392
Haircuts on money market investment	(5,014)
Net capital	$249,378
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Due to affiliate	$ 11,426
Total aggregate indebtedness	$ 11,426
Computation of Basic Net Capital Requirement	
12.5% of aggregate indebtedness	$ 1,428
Minimum net capital requirement	5,000
Excess net capital over minimum net capital requirement	$244,378
Excess net capital at 1000%*	$248,235

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There was a material difference between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5(a) FOCUS Report, and the above schedule as of December 31, 2004. The FOCUS Report understated total member's equity by $15,874.

OTHER REPORTS

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

In planning and performing our audit of the financial statements of CIMAS, LLC d/b/a Curran Advisory Services (the Company) for the period since inception (December 17, 2003) to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 25, 2005